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o    EXHIBIT 99.1


                       ADDITION OF AN AFFILIATED COMPANY


1.   Company to be affiliated of
     -    Company Name : CAML Resources Pyt Ltd
     -    Equity Capital (KRW) : 6,330
     -    Assets (KRW) : 35,707 Million
     -    Major business : - Development of Coal Mine
                           - Management of Coal mine


2.   Acquisition Cost (KRW) : 14,856 Million
     -    Total Number of acquired Shares : 1,192
     -    Equity ownership after Acquisition: 14.9%


3.   Total number of affiliated companies:
     -    Before additional affiliation : 45
     -    After additional affiliation : 46


4.   Total assets of affiliated companies:
     -    Before additional affiliation (KRW) : 24,404,274 Million
     -    After additional affiliation (KRW) : 24,439,982 Million


-    Equity Capital and Assets converted into KRW at the rate of 791.29 KRW/AUD.

-    POSA (POSCO Australia Pyt. Ltd.) is an 100% owned company by POSCO.

- The total number of affiliated companies and total assets of affiliated companies will be revised after scrutinization.